1 Gold Fields Announces Termination Of Arrangement Agreement With Yamana Johannesburg, 8 November 2022: As a result of Yamana Gold Inc. (“Yamana”) entering into an arrangement agreement with Pan American Silver Corp. (“Pan American”) and Agnico Eagle Mines Limited (“Agnico”) and announcing a change in recommendation, Gold Fields has terminated the Arrangement Agreement in respect of the Transaction. In accordance with the terms of the Arrangement Agreement, Yamana is required to pay Gold Fields a termination fee in the amount of US$300 million within two business days from the date hereof. Gold Fields is disappointed by this outcome, and continues to believe that the Transaction was a financially and strategically superior offer for shareholders of both Gold Fields and Yamana. Nonetheless, following Yamana’s change in recommendation, Gold Fields believes the most disciplined and prudent course of action to maximise Gold Fields’ shareholder value is to terminate the Arrangement Agreement. Gold Fields and its shareholders will now benefit from the termination fee. Yunus Suleman, Chair of Gold Fields, says: “Gold Fields put together a compelling transaction that provided significant near and long term value for all shareholders. The emergence of another bid highlighted the value of these assets and the need to respond to systemic strategic challenges facing the gold industry. However, we are disciplined in how we assess the value of assets and opportunities, and we were not prepared to be drawn into a bidding war which would have been value destructive for our shareholders. The board and management will continue to execute our strategy of improving the quality and value of our portfolio of assets.” Chris Griffith, Chief Executive Officer of Gold Fields, says: “While we are disappointed to have withdrawn from this transaction, Gold Fields remains in a very strong position. Gold Fields’ existing portfolio of world class operations and development projects will continue to deliver value to our shareholders, and provides a strong base from which to consider future growth options. We will continue to execute our strategy of improving the quality and value of our portfolio of assets. We have a detailed understanding of the market and have the operational expertise, balance sheet and cashflow profile to pursue other value creating strategic opportunities. Gold Fields has consistently remained disciplined in pursuing M&A in the past and will continue to do so. Our future investment decisions will be assessed under our robust capital allocation framework, and against our vision to be the preferred gold mining company delivering sustainable, superior value to shareholders.” The Gold Fields shareholder meeting scheduled for 22 November 2022 will be cancelled.

GOLD FIELDS

MEDIA RELEASE

ENDS

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Chile, Ghana, Peru and South Africa, including the Asanko Joint Venture in Ghana, with total attributable annual gold-equivalent production of approximately 2.3Moz, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Gold Fields' shares are listed on the Johannesburg Stock Exchange (JSE) and its American depositary shares trade on the New York Stock Exchange (NYSE).

For more information, please contact:

Gold Fields Investors
Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs
Tel: +27 11 562 9775; Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.com

Thomas Mengel, Manager, Investor Relations
Tel: +27 11 562 9849; Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Gold Fields Media
Sven Lunsche, Vice President Corporate Affairs
Tel: +27 11 562 9763; Mobile: +27 83 2609279
Email: Sven.Lunsche@goldfields.com

Investors
BofA Securities (Financial advisor to Gold Fields)
Ben Davies / Peter Surr / Christos Tomaras / Anthony Knox
Tel: +44 20 7628 1000

Media
Brunswick Group (Communications advisor to Gold Fields)
Johannesburg: Timothy Schultz
Tel: +27 82 309 2497
London: Pip Green / Tom Pigott
Tel: +44 20 7404 5959
North America: Emily Levin / Nikki Ritchie
Tel: +1 202 617 8582 / Tel: +1 845 682 9850

Our Purpose
Creating enduring value beyond mining

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3 Important Information Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice. No Offer or Solicitation This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions. The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South African Companies Act, No. 71 of 2008 (South African Companies Act). Accordingly, this announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission in respect of this announcement. The information contained in this announcement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (FAIS Act) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act. The information contained within this announcement is deemed to constitute inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). Upon publication of this announcement, this information is now considered in the public domain.

4 This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. No shares are being offered to the public by means of this announcement. This announcement does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities or the solicitation of any vote for approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity, or the making of any investment decision.